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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period February 11, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ GIORGIO SPRIANO Name: Giorgio Spriano Title: Head of Company Secretariat

Date: February 11, 2002

SANPAOLO IMI
INDUSTRIAL PLAN 2003-2005 APPROVED
THE BOARD OF DIRECTORS EXAMINES THE QUARTERLY RESULTS
AT 31 DECEMBER 2002

*        *        *

  •
  The Plan for the next three years sets ambitious operational targets for 2005:

        •    RoE of 15%

        •    cost/income ratio of less than 55%

  •
  The Plan corroborates the strategic priority represented by the Italian household and company market and the central position of the integration processes and relaunch of the branch networks

  •
  The Plan further envisages incisive actions to rationalise and integrate the structures with a reduction in employees of more than 2,000 in the three years

  •
  The Group closes the year with net income of 889 million euro

  •
  Prudential policy in valuation of shareholdings confirmed, leading to provisions of 1,413 million euro (+40.3%), of which 481 related to revaluations of SCH and FIAT. In partial compensation for the reduction in ordinary income, recourse was made to the Fondo Rischi Bancari Generali (Reserve for General Banking Risks) for 364 million euro

  •
  Fourth quarter improvement in net interest and other banking income and operating income (respectively +8.7% and + 4.3% on the preceding quarter)

  •
  Increase in loans (domestic market share at year-end estimated at 11.2%), direct deposits (10.7%) and life technical reserves (11.6%)

  •
  The dividend of € 0.30 proposed to shareholders will ensure a dividend yield of more than 4.75% on the basis of the average value of the share in the past month (€ 6.32)

        Turin, 11 February 2003—The Board of Directors launched the three year Plan for 2003-2005 which confirms the Group's strategic choice to reinforce its position in the Italian banking market, consolidating the position achieved in services to households and companies thanks to investment and growth internally and externally in preceding years.

        The action lines of the Plan envisage firstly the completion of the integration process of the Banco di Napoli branches and the realisation of a new and innovative distribution model which in 2004 will be extended to the Cardine bank networks. The model envisages the creation of a single branch network which will use a single operating system and be organised geographically so as to combine branch specialization by customer segment with a strong coordination of all operating points through parent area structures or bank networks.

        The Plan has priority markets in lending and services to companies and household savings, areas in which the Group has already made important choices and achieved significant results.

        In lending the decision to give priority to small- and medium-sized companies has already been reflected in a progressive diversification of the loan portfolio with a reduction in exposure to major groups in Italy and abroad, both as a percentage and in absolute in terms, and an increase in financing to households and smaller companies. This action will be strengthened throughout Italy taking up the challenge which the new Basle rules set for banks and companies and dedicating the Group's companies specializing in innovative financial products (Banca IMI and Sanpaolo IMI Private Equity) to this customer segment.

        In terms of asset management the products, instruments and techniques adopted by the Sanpaolo network in household sales and consultancy, which have allowed significant results to be achieved, will be exported to the other distribution networks in the South and North-East. At the same time, the Sanpaolo IMI Wealth Management product factory will follow to improve performance and product innovation, taking significant opportunities in insurance, pensions and welfare. The Plan envisages the consolidation of domestic leadership in mutual funds, thanks also to the contribution of Eptaconsors, and in life.

        In addition to the actions to integrate and strengthen the bank networks, the Plan envisages initiatives to improve profitability in all the main areas of business, as well active management of the shareholding portfolio to optimise allocation and return on capital invested and free resources for new and selective growth opportunities.

        These actions to relaunch business and revenues will be accompanied by a strict policy of structural rationalisation and cost containment firstly through the rationalization of central offices and other companies, investments in IT systems in the integrated operating vehicle and a personnel policy to free resources and launch an employee turnover plan.

        In the three-period 2003-2005 Group staffing will reduce by more than 2.000 (–4,4% on provisional 2002), through incisive actions to rationalise and integrate Network structures and Corporate Centre and use of all available contractual instruments, including recourse to sector welfare funds. This net reduction goes with actions to contain personnel, and thus cost, growth made in the past two years, which have led to a reduction of Group resources of approximately 1,000 (pro forma), including resource investments to strengthen and widen the commercial network.

        The reduction envisaged in the three years will allow the substantial alleviation of inertial growth costs, through a process of "generational renewal" connected to investments in new personnel to strengthen the distribution structure.

        The financial objectives of the Plan, which takes as its hypothesis a slow economic recovery growing more significantly only in 2004 and 2005, may be summarised in a RoE growing progressively from 9% in 2003 to 15% in 20051. The simultaneous action on revenues and costs should allow the Group to improve significantly the cost/income ratio, taking it to less than 55% in 2005, compared to the current 65%.

1
The RoE objective of 15% is not comparable with that presented in December 2001 on the occasion of the Cardine merger project—which envisaged RoE of 21%—both because of the changed economic scenario and because of the calculation methodology. The adoption of that method—which excludes income in average shareholders' equity—would bring the RoE objective in 2005 to 16.5%.

*        *        *

        The Board of Directors also examined the results for the fourth quarter of 2002 and the first indications for the full year.

        The international economic scenario in the past quarter has not shown signs of improvement: it continues to be marked by a strong uncertainty among operators and has strongly affected the operational and profit performance of the SANPAOLO IMI Group in 2002. Ordinary income was further heavily influenced by a cautious policy in provisions and valuations of financial assets in general and shareholdings in FIAT and SCH in particular. Net income was 889 million euro and 525 million euro excluding recourse to the Fondo Rischi Bancari Generali for 364 million euro.

        In such a difficult context there was however a positive achievement in operating income superior to that of the preceding quarter, against the seasonality of operating costs traditionally more accentuated in the latter part of the year, thanks to the improvement in net interest and other banking income which benefited from the recovery in both net interest income and net commissions (respectively +2.4% and +11.5% on the preceding quarter).

        The Board of Directors will propose to the Shareholders' Meeting, on approval of the definitive Financial Statements for 2002, the payment of a dividend of € 0.30 (with full tax credit), slightly less than the preceding year and corresponding to a dividend yield equal to more than 4.75%, calculated on the basis of the average value of the share in the past month.

        The Group maintains solvency ratios superior to the limits required by Bankitalia: estimated Total capital ratio around 10.4% and Tier I ratio around 7.1%, confirm the financial solidity of the Group.

        Net interest income in the year was 3,771 million euro, showing in the fourth quarter a flow of 958 million, the highest from the beginning of the year. The comparison with the previous year shows a fall of 4.7%, in recovery compared to the fall of 6.2% at the half year. Against the previous year, the positive development in averages balances in sight deposits and medium- to long-term loans to customers compensated only in part for the closure in spread applied to customers and the contraction in volumes and liquidity yields.

        In operations the bank shows a significant capacity to grow and increase the business despite the economic situation: net loans to customers—net of non-performing loans and loans to SGA—amount to 124.4 billion euro, up by 2.4% on an annual basis, with a domestic market share of 11.2%. Against a reduction in financing to major Italian and foreign groups, loans to households and small- and medium-sized companies grew.

        The loan profile was accompanied to a repositioning of loans: against a reduction in short-term of 5.4%, medium- and long-term grew at 8.2% annually.

        Mortgage loan disbursements to households was particularly active: the Sanpaolo network alone issued in 2002 loans of 1.9 billion euro (+17.1%), plus 0.9 and 0.4 billion by the Cardine and Banco di Napoli networks. Also extremely positive was the development of loans to public works and infrastructure made by Banca OPI, amounting at the end of 2002 to 14.7 billion euro, with an increase on an annual basis of 10.9%.

        Direct deposits were 137.2 billion euro, up by 1.8% on the 12 months and with an incremental flow of 2.4 billion. The Group benefited in this case both from the uncertainty on the financial markets—which led customers to move towards short-term forms of investment—and from the effects connected to capital repatriation. At the end of the year, Group market share was 10.7%.

        In net commissions, the flow in the fourth quarter (745 million euro) was the most conspicuous in 2002. The total amount was 2,799 million euro, down by 8.4% on the preceding year. The fall of 14.5% in management, dealing and consultancy commissions, caused by the negative performance in financial markets, was only partially compensated for by the increase of 15.1% in deposits and current accounts. The resizing of the stock of asset management, caused by the fall in equity markets, together with customers' propension for lower risk and lower value added forms of investment, caused a contraction of 17.1% in commissions from asset management, representing in 2002 around 45% of the total.

        In indirect deposits there was an annual fall of 1.5%, due to the change in asset management, against an increase of 4.4% in asset administration, at 88.3 billion euro. The amount of managed savings fell by 10.2 billion euro, while the net flow was positive at 3.2 billion: the total at the end of the year was 131.5 billion. At the end of the year, the SANPAOLO IMI Group held second position in Italy with a market share in asset management of 18.4%: the conclusion, in January 2003, of the acquisition of control of Eptaconsors, thus allowed the Group to obtain market leadership with a share of 21.3%. Life technical reserves were 27.2 billion euro at the end of 2002, in strong growth (+35.5%) thanks above all to the positive movement in the placing of insurance products, which represent one of the forms of investment preferred by customers.

        Structural cost containment actions, already launched in 2001, allowed the Group to rein in the movement in administrative costs (–0.1%), notwithstanding the considerable charges for integration and restructuring following upon the expansion of the Group in the past years.

        In particular, personnel costs showed a fall of 0.6%, with a Group reduction of 905 employees. The increase of 0.7% in other administrative costs is instead due to rationalisation initiatives in the Group's structures, development and marketing of products and extraordinary charges caused by the lira/euro changeover.

        In the light the prudent valuation policy of shareholdings, provisions and net adjustments to loans and financial fixed assets showed an increase of 40.3%, for a total of 1,413 million euro against 1,007 million euro in the preceding year.

        The flow includes 258 million euro for provisions to the reserve for risks and charges and 606 million per provisions and adjustments for credit risks, intended both to align value to presumed realisable value of specific positions, and to strengthen the risk coverage of performing loans In a still uncertain economic scenario, the Group has in fact chosen to strengthen further its risk management position, taking the generic reserve to more than 1.1 billion euro, 0.9% of the loan portfolio: this level of risk coverage, calculated with credit risk management models, represents a just balance between the high quality of the loan portfolio and the worsening of the economic scenario.

        Value adjustments to the shareholding portfolio were 549 million euro, largely due to the shares held in Santander Central Hispano (SCH) and FIAT whose quarterly adjustments were respectively 220 and 17 million euro, for annual totals of 399 and 82 million, bringing individual book values to respectively 6.5 and 8.7 euro per share.

        Against the preceding year net non-performing loans (1,332 million euro) fell by 4.9%, while net problem positions, at 1,459 million euro, were substantially in line (–0.2%). At the end of December 2002, the coverage percentages were 68.8% for non-performing loans and 28.4% for problem positions.

        Ordinary income was 727 million euro, down by 54.3% on an annual basis, extraordinary income in the period was 298 million euro against 414 in 2001 (–28%), gross income 1,025 million euro (–48.9%). The tax rate in 2002 was 44.7% against 25.8% in 2001, which had benefited from the recovery of prior tax losses to Group companies and lower minor incidence of IRAP liabilities.

Forward-Looking Statements—Private Securities Litigation Reform Act of 1995

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Anna Monticelli	+39 011 555 2526
Alessia Allemani	+39 011 555 6147
Fax	+39 011 555 2989
e-mail	investor.relations@sanpaoloimi.com

Reclassified consolidated statement of income

	2002	2001 pro forma(1)	Change 2002/2001 pro forma
	(€/mil)	(€/mil)	(%)
NET INTEREST INCOME	3,771	3,959	-4.7

Net commissions and other net dealing revenues	2,799	3,056	-8.4
Profits and losses from financial transactions and dividends on shares	285	300	-5.0
Profits from companies carried at equity and dividends from shareholdings	290	228	+27.2

NET INTEREST AND OTHER BANKING INCOME	7,145	7,543	-5.3

Administrative costs	-4,641	-4,647	-0.1
—personnel	-2,846	-2,862	-0.6
—other administrative costs	-1,530	-1,519	+0.7
—indirect duties and taxes	-265	-266	-0.4
Other operating income, net	356	353	+0.8
Adjustments to tangible and intangible fixed assets	-510	-479	+6.5

OPERATING INCOME	2,350	2,770	-15.2

Adjustments to goodwill and merger and consolidation differences	-210	-172	+22.1
Provisions and net adjustments to loans and financial fixed assets	-1,413	-1,007	+40.3

INCOME BEFORE EXTRAORDINARY ITEMS	727	1,591	-54.3

Net extraordinary income	298	414	-28.0

INCOME BEFORE TAXES	1,025	2,005	-48.9

Income taxes for the period	-458	-517	-11.4
Change in reserves for general banking risks	364	-6	n.s.
Income attributable to minority interests	-42	-106	-60.4

NET INCOME	889	1,376	-35.4

Tax rate	44.7%	25.8%

(1)
The pro forma statement of income for 2001 has been prepared assuming the merger with Cardine and the acquisition of Banka Koper as of 1/1/2001.

The pro forma statement on income for 2001 and and the statement of income for 2002 are unaudited.

Quarterly analysis of the eclassified consolidated statement of income

	2002				2001 pro forma(1)
	IV quarter	III quarter	II quarter	I quarter pro forma(1)	Quarterly average	IV quarter	III quarter	II quarter	I quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	958	936	950	927	990	1,001	956	1,005	997

Net commissions and other net dealing revenues	745	668	689	697	764	776	726	798	756
Profits and losses from financial transactions and dividends on shares	63	13	125	84	75	141	6	81	72
Profits from companies carried at equity and dividends from shareholdings	51	55	135	49	57	60	7	101	60

NET INTEREST AND OTHER BANKING INCOME	1,817	1,672	1,899	1,757	1,886	1,978	1,695	1,985	1,885

Administrative costs	-1,217	-1,128	-1,176	-1,120	-1,162	-1,234	-1,105	-1,178	-1,130
—personnel	-735	-691	-721	-699	-716	-727	-683	-744	-708
—other administrative costs	-412	-375	-384	-359	-380	-444	-358	-358	-359
—indirect duties and taxes	-70	-62	-71	-62	-66	-63	-64	-76	-63
Other operating income, net	92	93	93	78	89	78	89	102	84
Adjustments to tangible and intangible fixed assets	-160	-127	-112	-111	-120	-146	-120	-111	-102

OPERATING INCOME	532	510	704	604	693	676	559	798	737

Adjustments to goodwill and merger and consolidation differences	-86	-39	-44	-41	-43	-50	-42	-41	-39
Provisions and net adjustments to loans and financial fixed assets	-648	-453	-156	-156	-252	-443	-192	-228	-144

INCOME BEFORE EXTRAORDINARY ITEMS	-202	18	504	407	398	183	325	529	554

Net extraordinary income	128	34	80	56	103	38	167	130	79

INCOME BEFORE TAXES	-74	52	584	463	501	221	492	659	633

Income taxes for the period	34	-77	-243	-172	-129	6	-93	-188	-242
Change in reserves for general banking risks	353	13	-2	—	-2	-6	-1	1	—
Income attributable to minority interests	1	-14	-15	-14	-26	12	-58	-36	-24

NET INCOME	314	-26	324	277	344	233	340	436	367

(2)
The pro forma quarterly statements of income for 2001 has been prepared assuming the merger with Cardine and the acquisition of Banka Koper as of 1/1/2001.

The pro forma quarterly statements of income are unaudited.

Reclassified consolidated balance sheet

	31/12/2002	31/12/2001 pro forma(1)	Change 31/12/02- 31/12/01 pro forma
	(€/mil)	(€/mil)	(%)
ASSETS
Cash and deposits with central banks and post offices	1,423	1,172	+21.4
Loans	149,025	151,346	-1.5
—due from banks	22,083	26,436	-16.5
—loans to customers	126,942	124,910	+1.6
Dealing securities	19,833	24,557	-19.2
Fixed assets	9,687	11,889	-18.5
—investment securities	2,908	3,986	-27.0
—equity investments	4,142	4,898	-15.4
—intangible fixed assets	406	444	-8.6
—tangible fixed assets	2,231	2,561	-12.9
Differences arising on consolidation and on application of the equity method	1,026	1,243	-17.5
Other assets	20,166	23,220	-13.2

Total assets	201,160	213,427	-5.7

LIABILITIES
Payables	161,417	171,285	-5.8
—due to banks	24,224	36,482	-33.6
—due to customers and securities issued	137,193	134,803	+1.8
Provisions	4,122	4,278	-3.6
—for taxation	979	1,219	-19.7
—for termination indemnities	965	955	+1.0
—for risks and charges	1,835	1,761	+4.2
—for pensions and similar	343	343	—
Other liabilities	18,155	20,309	-10.6
Subordinated liabilities	6,613	5,829	+13.4
Minority interests	317	793	-60.0
Shareholders' equity	10,536	10,933	-3.6

Total liabilities	201,160	213,427	-5.7

1.
The pro forma balance sheet data at 31/12/2001 has been prepared assuming the merger with Cardine and the acquisition of Banka Koper as of 1/1/2001.

The pro forma balance sheet data at 31/12/2001 and balance sheet data at 31/12/2 2002 are unaudited.

Quarterly analysis of the reclassified consolidated balance sheet

	2002				2001 pro forma(1)
	31/12	30/9	30/6	31/3 pro forma(1)	31/12	30/9	30/6	31/3
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	1,423	1,042	1,029	1,454	1,172	710	688	709
Loans	149,025	145,679	146,607	147,273	151,346	144,674	145,957	145,269
—due from banks	22,083	21,977	22,735	21,189	26,436	22,681	21,340	23,434
—loans to customers	126,942	123,702	123,872	126,084	124,910	121,993	124,617	121,835
Dealing securities	19,833	23,737	25,100	25,657	24,557	23,724	28,029	24,712
Fixed assets	9,687	10,093	10,660	11,732	11,889	12,620	12,750	14,574
—investment securities	2,908	3,117	3,642	3,931	3,986	4,995	5,286	7,028
—equity investments	4,142	4,170	4,120	4,837	4,898	4,621	4,433	4,511
—intangible fixed assets	406	390	407	426	444	442	449	426
—tangible fixed assets	2,231	2,416	2,491	2,538	2,561	2,562	2,582	2,609
Differences arising on consolidation and on application of the equity method	1,026	1,095	1,141	1,120	1,243	1,260	1,260	1,167
Other assets	20,166	23,128	22,995	23,116	23,220	23,763	24,871	25,611

Total assets	201,160	204,774	207,532	210,352	213,427	206,751	213,555	212,042

LIABILITIES
Payables	161,417	163,743	166,657	168,360	171,285	164,162	169,456	166,504
—due to banks	24,224	26,902	30,201	32,943	36,482	34,789	38,629	36,888
—due to customers and securities issued	137,193	136,841	136,456	135,417	134,803	129,373	130,827	129,616
Provisions	4,122	4,291	4,159	4,565	4,278	3,945	5,108	5,840
—for taxation	979	1,194	1,058	1,392	1,219	1,027	1,029	1,730
—for termination indemnities	965	969	989	993	955	966	979	969
—for risks and charges	1,835	1,786	1,769	1,810	1,761	1,616	1,700	1,731
—for pensions and similar	343	342	343	370	343	336	1,400	1,410
Other liabilities	18,155	19,765	19,755	19,611	20,309	21,469	22,414	22,671
Subordinated liabilities	6,613	6,218	6,155	5,793	5,829	5,621	5,401	5,365
Minority interests	317	429	437	797	793	882	831	841
Shareholders' equity(2)	10,536	10,328	10,369	11,226	10,933	10,672	10,345	10,821

Total liabilities	201,160	204,774	207,532	210,352	213,427	206,751	213,555	212,042

1.
The pro forma balance sheet date have been prepared assuming the merger with Cardine and the acquisition of Banka Koper as of 1/1/2001.

2.
Reserves are net of shares held by the Parent Bank.

The pro forma balance sheet data at 30/9/2002 and 31/12/2002 are unaudited.

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SIGNATURES
SANPAOLO IMI INDUSTRIAL PLAN 2003-2005 APPROVED THE BOARD OF DIRECTORS EXAMINES THE QUARTERLY RESULTS AT 31 DECEMBER 2002
  Reclassified consolidated statement of income
  Quarterly analysis of the eclassified consolidated statement of income
  Reclassified consolidated balance sheet
  Quarterly analysis of the reclassified consolidated balance sheet